September 24, 2020

VIA ELECTRONIC TRANSMISSION

Megan Miller

Accountant

U.S. Securities and Exchange Commission

Division of Investment Management
Disclosure Review Office

100 F. Street, N.E.

Washington, DC 20549

Re:	Response to Staff Comments Regarding Vertical Capital Income Fund (File Nos. 333-208597; 811-22554) September 30, 2019 Annual Report and Related Matters

Dear Ms. Miller:

This correspondence is submitted in response to the Staff's comments received on August 31, 2020 related to the September 30, 2019 annual report ("Annual Report") for the Vertical Capital Income Fund (the "Registrant" or "Fund"). We have included a summary of the comments and the Registrant's responses thereto, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1. In the Fund's N-CEN filing for the fiscal year ended September 30, 2019, the Report of Independent Registered Public Accounting Firm on internal control of financial reporting was not signed by the independent registered public accounting firm. Please explain why and file an amended N-CEN with a signature.

Response: The Registrant notes that the omission of the signature of Grant Thornton LLP was the result of human error. The Registrant has filed an amended N-CEN with a signature of Grant Thornton LLP.

Comment 2. Please explain why Loan No. 201593 changed maturity date from November 1, 2019 in the September 30, 2019 Annual Report to February 1, 2020, in the March 31, 2020 Semi-Annual Report.

Response: As disclosed by footnote in the March 31, 2020 Semi-Annual Report, the "[l]oan is in loss mitigation, which means the Fund is restructuring the loan with the delinquent or defaulted borrower." Consequently, the extended maturity date reflects a restructuring of the maturity date in an effort to maximize expected recovery for the Fund.

4843-8147-4761.1

Comment 3. The Fund's N-PORT filing related to March 31, 2020, indicates that certain loans are in default. Pursuant to Reg S-X 12-12 footnote 7, which states in relevant part, "Indicate by an appropriate symbol each issue of securities which is non-income producing. … If, on such respective last interest or dividend date, no interest was paid or no cash or in kind dividends declared, the issue shall not be deemed to be income producing." Please identify such loans as "non-income producing" securities in future annual and semi-annual reports.

Response: The Registrant undertakes to identify such loans as "non-income producing" securities in future annual and semi-annual reports.

Comment 4. Because the Fund holds adjustable rate mortgages (ARM) please confirm that the Fund has considered the guidance of footnote 4 of Reg S-X 12-12. This footnote states, in relevant part, that the Fund should "[f]or variable rate securities, indicate a description of the reference rate and spread and: (1) The end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the Schedule in a note to the Schedule."

Response: The Registrant has considered the guidance of footnote 4 of Reg S-X 12-12 and believes the amount of adjustable rate mortgages is not material and that the addition of a description of the reference rate and spread would not be material to shareholders. As of September 30, 2019, ARMs represented less than five percent of the Fund’s investment portfolio from both a dollar value and number perspective. For the reasons noted, the Registrant believes the reporting format for adjustable rate mortgages should remain as is. However, the Registrant undertakes to monitor the percent of the Fund’s portfolio represented by ARMs and will determine whether additional footnote 4-related disclosures should be included in future filings.

If you have any questions or additional comments, please call the undersigned at 614-469-3238.

Sincerely,

Parker Bridgeport